                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)*
                                       of
                           Tweedy, Browne Company LLC

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      GOVERNMENT TECHNOLOGY SERVICES, INC.
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                                (Name of issuer)

                    COMMON STOCK, par value $0.005 per share
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                         (Title of class of securities)

                                   383750106
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                                 (CUSIP number)

                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 28, 1998
     -----------------------------------------------------------------------
             (Date of event which requires filing of this statement)






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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 383750106                                        Page __ of __ Pages
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Tweedy, Browne Company LLC ("TBC")
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

                00
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               / /
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
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                7       SOLE VOTING POWER
                                TBC has sole voting power with respect to
                        310,638 shares held in certain TBC accounts (as
                        hereinafter defined). Additionally, certain of the
                        general partners of TBC may be deemed to have sole power
                        to vote certain shares as more fully set forth herein.
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      0 shares
    EACH        ----------------------------------------------------------------
 REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON                       0 shares, except that certain of the general
    WITH                partners of TBC may be deemed to have sole power to
                        dispose of certain shares as more fully set forth
                        herein.
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                                329,629 shares held in accounts of TBC (as
                        hereinafter defined).
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                329,629 shares
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.88%
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14      TYPE OF REPORTING PERSON*

                BD, IA & 00
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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PRELIMINARY NOTE

           The person filing this Amendment No. 1 is Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC dated October 31, 1997 (the "Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         This Amendment No. 1 relates to the Common Stock, $0.005 par value (the "Common Stock"), of Government Technology Services, Inc. (the "Company"), which, to the best knowledge of the person filing this Amendment No. 1, is a company organized under the laws of Delaware, with its principal executive offices located at 4100 Lafayette Center Drive, Chantilly, Virginia 22021-0808.

         This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

         This Amendment No. 1 is being filed because the filing person is no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") as a result of the disposition of Common Stock in open market transactions.

         Other than as set forth below, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those items are omitted from this Amendment No. 1.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As a result of the disposition of 9,640 shares of Common Stock in open market transactions, as of the date ended hereof, TBC may be deemed to be the beneficial owner of an aggregate of 329,269 shares of Common Stock, which constitutes approximately 4.88% of the 6,740,745 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 329,269 shares, which constitutes approximately 4.88% of the 6,740,745 shares of Common Stock, which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a member of TBC is 329,269 shares, which constitutes approximately 4.88% of the 6,740,745 shares of Common Stock outstanding.

         Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with any of TBC, or any other person named in
Item 2 of the Statement, beneficially owns any shares of Common Stock.

         b) TBC has investment discretion with respect to 329,269 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 310,638 shares of Common Stock held in certain TBC Accounts.

                  Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 329,269 shares of Common Stock held in certain TBC Accounts.

         (c) Transactions in Common Stock affected by TBC during the sixty-day period ended as of the date hereof is set forth below:

REPORTING                  DATE             NO. OF SHARES               PRICE
PERSON                                      SOLD

TBC Accounts               11/26/97          8,000                     $ 5 1/8
                           12/12/97            820                     $ 5 1/8
                           01/28/98            820                     $ 4 13/16



         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.


         (e) TBC ceased to be the beneficial owner of more than 5% of Common Stock on January 28, 1998.


                                    SIGNATURE

         Tweedy, Browne Company LLC ,after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                                 TWEEDY, BROWNE COMPANY LLC



                                                 By /s/ Christopher H. Browne
                                                    ----------------------------
                                                    Christopher H. Browne
                                                    Member




Dated: February 3, 1998